SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UK CABIN CREW VOTE (80%) FOR 4 YEAR
COLLECTIVE LABOUR AGREEMENT (CLA)

Ryanair today (24 Sept) confirmed that its cabin crew based in the UK have voted by a majority of 80% in favour of a 4 year Collective Labour Agreement (CLA), to cover all Ryanair's directly employed cabin crew in the UK until March 2023.

This CLA will deliver a new pay structure with increased guaranteed income along with an industry leading 5/3 roster. The agreement was negotiated between Ryanair and the union UNITE.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 24 September, 2019

By:___/s/ Juliusz Komorek

Juliusz Komorek
Company Secretary